PUBLIC

12013385

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-67676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JPM Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Donnelly Drive
(No. and Street)

Dover, MA 02030-1722
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George, CPA 603-380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke & Associates CPAs, P.C.
(Name - if individual, state *last, first, middle name*)

175 Derby Street, Suite 19 Hingham MA 02043
(Address) (City) (state) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/13

OATH OR AFFIRMATION

I James P. McPartland swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of JPM Advisors, LLC **as**

of December 31 **2011, are true and correct. I further swear (or affirm) that**

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FELICIA S. HOFFMAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires July 30, 2015

James P. McPartland
Signature

MANAGING MEMBER
Title

Felicia S. Hoffman
Notary Public

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPM Advisors, LLC

Financial Statements and Supplemental Schedules (Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2011

BURKE & ASSOCIATES CPAs, P.C.

Certified Public Accountants & Business Advisors

Helping Clients Succeed

BURKE & ASSOCIATES CPAs, P.C.
Certified Public Accountants & Business Advisors

Independent Auditors' Report

To the Member of
JPM Advisors, LLC
Dover, Massachusetts

We have audited the accompanying statement of financial condition of JPM Advisors, LLC, (a Massachusetts Limited Liability Company), as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPM Advisors, LLC as of December 31, 2011, and the results of its operations, changes in its member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burke & Associates CPAs, P.C.

February 13, 2012

175 Derby Street, Suite 19, Hingham, Massachusetts 02043 • Phone: (781) 741-8887 • Fax: (781) 741-2564

JPM Advisors, LLC

Statement of Financial Condition
(Note 2)

December 31,	2011
Assets	
Cash	$ 17,769
Accounts receivable (Note 4)	5,060
Total current assets	22,829
Fixed assets, at cost:	
Computer & office equipment	12,766
Furniture	3,458
	16,224
Less accumulated depreciation	11,414
Total fixed assets, net	4,810
Total assets	$ 27,639
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 7,745
Total current liabilities	7,745
Commitments (Notes 3 & 4)	
Member's equity (Note 3)	19,894
Total liabilities and member's equity	$ 27,639

See accompanying independent auditors' report and notes to financial statements.